UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.) *

First Western Financial, Inc (MYFW)
(Name of Issuer)

Common Stock
(Title of Class of Securities)

33751L105
(CUSIP Number)

10/30/2018
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☑	Rule 13d-1(c)

☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No .	33751L105	Page 2 of 17

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)		Financial Hybrid Opportunity Fund LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☑ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION		Delaware
NUMBER OF SHARES	5	SOLE VOTING POWER
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER	165,408 (1)
EACH REPORTING	7	SOLE DISPOSITIVE POWER
PERSON WITH	8	SHARED DISPOSITIVE POWER	165,408 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		165,408 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES		☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9		2.08%
12	TYPE OF REPORTING PERSON		OO

(1) Consists of 165,408 shares of common stock of the Issuer held by Financial Hybrid Opportunity Fund LLC.

CUSIP No .	33751L105	Page 3 of 10

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)		Financial Hybrid Opportunity SPV I LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☑ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION		Delaware
NUMBER OF SHARES	5	SOLE VOTING POWER
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER	233,842 (1)
EACH REPORTING	7	SOLE DISPOSITIVE POWER
PERSON WITH	8	SHARED DISPOSITIVE POWER	233,842 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		233,842 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES		☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9		2.93%
12	TYPE OF REPORTING PERSON		OO

(1) Consists of 233,842 shares of common stock of the Issuer held by Financial Hybrid Opportunity SPV I LLC.

CUSIP No .	33751L105	Page 4 of 10

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)		FJ Capital Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☑ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION		Delaware
NUMBER OF SHARES	5	SOLE VOTING POWER
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER	399,250 (1)
EACH REPORTING	7	SOLE DISPOSITIVE POWER
PERSON WITH	8	SHARED DISPOSITIVE POWER	399,250 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		399,250 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES		☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9		5.01%
12	TYPE OF REPORTING PERSON		IA

(1)	Consists of 165,408 shares of common stock of the Issuer held by Financial Hybrid Opportunity Fund LLC and 233,842 shares of common stock of the Issuer held by Financial Hybrid Opportunity SPV I LLC, of which FJ Capital Management LLC is the managing member; as such, the Reporting Person may be deemed to be a beneficial owner of reported shares but as to which the Reporting Person disclaims beneficial ownership.

CUSIP No .	33751L105	Page 5 of 10

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)		Martin S. Friedman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☑ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION		United States
NUMBER OF SHARES	5	SOLE VOTING POWER
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER	399,250 (1)
EACH REPORTING	7	SOLE DISPOSITIVE POWER
PERSON WITH	8	SHARED DISPOSITIVE POWER	399,250 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		399,250 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES		☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9		5.01%
12	TYPE OF REPORTING PERSON		IN

(1)	Consists of 165,408 shares of common stock of the Issuer held by Financial Hybrid Opportunity Fund LLC and 233,842 shares of common stock of the Issuer held by Financial Hybrid Opportunity SPV I LLC, of which FJ Capital Management LLC is the managing member; as such, the Reporting Person may be deemed to be a beneficial owner of reported shares but as to which the Reporting Person disclaims beneficial ownership. Martin Friedman is the Managing Member of FJ Capital Management LLC; as such, Mr. Friedman may be deemed to be a beneficial owner of reported shares but as to which Mr. Friedman disclaims beneficial ownership.

CUSIP No .	33751L105	Page 6 of 10
Item 1(a).	Name of Issuer:

First Western Financial, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

1900 16th Street, STE 1200 Denver, CO 80202

Item 2(a).	Name of Person Filing:

This Schedule 13G is being filed on behalf of the following Reporting Persons: Financial Hybrid Opportunity Fund LLC Financial Hybrid Opportunity SPV I LLC FJ Capital Management LLC Martin S. Friedman

Item 2(b).	Address of Principal Business Office or, if None, Residence:

Financial Hybrid Opportunity Fund LLC

1313 Dolley Madison Blvd., STE 306

McLean, VA 22101

Financial Hybrid Opportunity SPV I LLC

1313 Dolley Madison Blvd., STE 306

McLean, VA 22101

FJ Capital Management, LLC

1313 Dolley Madison Blvd., STE 306

McLean, VA 22101

Martin S. Friedman

1313 Dolley Madison Blvd., STE 306

McLean, VA 22101

Item 2(c).	Citizenship:

Financial Hybrid Opportunity Fund LLC, Financial Hybrid Opportunity SPV I LLC, FJ Capital Management LLC – Delaware limited liability companies
Martin S. Friedman – United States citizen

Item 2(d).	Title of Class of Securities:

Common Stock

Item 2(e).	CUSIP Number:

33751L105

CUSIP No .	33751L105	Page 7 of 10

Item 3.	If This Statement is Filed Pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(ii)(G);

	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c) (14) of the Investment Company Act (15 U.S.C. 80a-3);

	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
Item 4.	Ownership.

Ownership information is provided as of:

(a)	Amount beneficially owned:

Financial Hybrid Opportunity Fund LLC – 165,408 shares Financial Hybrid Opportunity SPV I LLC – 233,842 shares FJ Capital Management LLC – 399,250 shares Martin S. Friedman – 399,250 shares

(b)	Percent of class:

Financial Hybrid Opportunity Fund LLC – 2.08% Financial Hybrid Opportunity SPV I LLC – 2.93% FJ Capital Management LLC – 5.01% Martin S. Friedman – 5.01%

(c)	Number of shares as to which such person has:

CUSIP No .	33751L105	Page 8 of 10

(i)	Sole power to vote or to direct the vote

(ii)	Shared power to vote or to direct the vote

Financial Hybrid Opportunity Fund LLC – 165,408 shares Financial Hybrid Opportunity SPV I LLC – 233,842 shares FJ Capital Management LLC – 399,250 shares Martin S. Friedman – 399,250 shares

(iii)	Sole power to dispose or to direct the disposition of

(iv)	Shared power to dispose or to direct the disposition of

Financial Hybrid Opportunity Fund LLC – 165,408 shares Financial Hybrid Opportunity SPV I LLC – 233,842 shares FJ Capital Management LLC – 399,250 shares Martin S. Friedman – 399,250 shares

Item 5.	Ownership of Five Percent or Less of a Class.

N/A

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

N/A

Item 8.	Identification and Classification of Members of the Group.

Due to the relationships among them, the reporting persons hereunder may be deemed to constitute a “group” with one another for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934.

Item 9.	Notice of Dissolution of Group.

N/A

CUSIP No .	33751L105	Page 9 of 10

Item 10.	Certification.

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No .	33751L105	Page 10 of 10

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: 11/05/2018

Financial Hybrid Opportunity Fund LLC

By: FJ Capital Management LLC, its Managing Member

By: /s/ Martin S. Friedman

Name: Martin S. Friedman

Title: Managing Member

Financial Hybrid Opportunity SPV I LLC

By: FJ Capital Management LLC, its Managing Member

By: /s/ Martin S. Friedman

Name: Martin S. Friedman

Title: Managing Member

FJ CAPITAL MANAGEMENT LLC

By: /s/ Martin S. Friedman

Name: Martin S. Friedman

Title: Managing Member

/s/ Martin S. Friedman

MARTIN S. FRIEDMAN